Exhibit 99.1

Auryn Resources commences trenching and submits drilling application on the Huilacollo Project, Peru

Vancouver, British Columbia – September 12th, 2017 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG “Auryn” or the “Company”) is pleased to announce that it has initiated extensive surface work at its Huilacollo Project located in Southern Peru in advance of an initial drill program excepted to commence in Q4, 2017.

The surface targeting work, which includes an aggressive trenching and soil survey program, commenced in the northern half of the Huilacollo project (see Figure 1). The goal of this program is to further define significant extensions to the existing gold mineralization in advance of drilling. This work commenced on the back of recently completed revised surface agreements with the local communities which provide long-term access to the project.

The Company has also submitted the required drill permit applications for the program. Once approved, the drill permit will allow for up to 20 drill pads and is designed to target resistivity highs and chargeability lows coincident with oxide gold mineralization (see Figure 1).

Michael Henrichsen C.O.O. and Chief Geologist commented, “We are very pleased that we were able to achieve long-term agreements with the two communities within the Huilacollo project area which will allow us to rapidly advance the project. We strongly believe there is excellent potential for additional oxide gold discoveries across the project area and are excited to be conducting our own systematic work programs as we move toward drilling.”

Other Peru updates:

Auryn is actively pursuing long-term surface rights agreements on the balance of its Peruvian Portfolio including the Sombrero and Baños del Indio properties. Once completed, extensive surface work will commence and in some properties resume, which will be followed by initial drill programs.

Canada update:

In Nunavut, the Company is expecting its second batch of Committee Bay results shortly followed by the geochemical surface results from its Gibson MacQuoid project (located approximately 100km northwest of Agnico Eagles’ Meliadine deposit).

At Homestake Ridge, Auryn has drilled at total of 7,000 meters to date in 15 drill holes along target structural corridors. The first batch of results is expected in the month of October.

Shawn Wallace, President and CEO, commented, “It’s a very exciting time for Auryn shareholders with drill results pending from two projects in Canada and soon from Peru. We believe the opportunity for discovery in Peru represents an exceptional opportunity for value creation and is a strong complement to our high-grade Committee Bay and Homestake projects.”

The Company has approximately $15 million in cash less immediate payables and is financed through the planned programs in 2017.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace

President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Huilacollo - 2017 Work Plan

100m Depth
Chargeability
Proposed trenches
+25 ppb Au soil
Area of
proposed
drilling
+50 ppb Au soil
Huilacollo
Andamarca 2
N
1km
Legend
Auryn Existing Claims
Pending Claims
Historical Drill Hole Collar
2017 Proposed Trench
Low Chargeability Oxide
100m Depth
Resistivity
Proposed trenches
+25 ppb Au soil
Area of
proposed
drilling
+50 ppb Au soil
Huilacollo
Andamarca 2
N
1km
Legend
Auryn Existing Claims
Pending Claims
Historical Drill Hole Collar
2017 Proposed Trench
High Resistivity Silica
Brazil
Peru
Sombrero
Baños del Indio
Curibaya
Huilacollo

Figure 1: Illustrates the location of the proposed drill hole and trench locations within the northern half of the Huilacollo property.